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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 30)*

Champps Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

909 15K 100

(Cusip Number)

Susan Seo
c/o Atticus Capital L.L.C.
152 West 57th Street, 45th Floor
New York, New York 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 909 15K 100

1.	Name of Reporting Person: Timothy R. Barakett		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,447,833

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,447,833

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,447,833

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.7%

14.	Type of Reporting Person (See Instructions): IN

The purpose of this Amendment No. 30 is to report an increase in Timothy R. Barakett’s beneficial ownership of the security of Champps Entertainment, Inc. as described below. This Amendment No. 30 amends and restates the original Schedule 13D and all previously filed amendments thereto in their entirety.

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, $0.01 par value per share (the “Shares”), of Champps Entertainment, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 10375 Park Meadows Drive, Suite 560, Littletown, Colorado 80124.

Item 2. Identity and Background

(a), (b) and (c) This statement is being filed by Timothy R. Barakett (“Mr. Barakett” or the “Reporting Person”). The business address of Mr. Barakett is c/o Atticus Capital L.L.C., 152 West 57th Street, 45th Floor, New York, New York 10019. Mr. Barakett is the Chairman, Chief Executive Officer and Managing Member of Atticus Capital, L.L.C., a Delaware limited liability company (“Atticus Capital”). Atticus Capital, together with certain of its affiliated entities (collectively, the “Atticus Entities”), act as advisers for various investment funds (the “Funds”) and managed accounts (the “Accounts”). Based on his relationship with the Atticus Entities, the Funds and the Accounts, Mr. Barakett is deemed to be a beneficial owner of the Shares owned by the Funds and Accounts for purposes of Section 13(d) of the Act.

(d) Mr. Barakett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Barakett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Barakett is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, Mr. Barakett is deemed to beneficially own an aggregate of 4,447,833 Shares. With the exception of 5,000 options to purchase Shares at an exercise price of $4.00 per share, 5,000 options to purchase Shares at an exercise price of $5.75 per share, 10,000 options to purchase Shares at an exercise price of $7.50 per share, 6000 options to purchase Shares at an exercise price of $4.94 per share and 10,000 options to purchase Shares at an exercise price of $6.97 per share (collectively, the “Options”), all Shares deemed to be owned by Mr. Barakett are held by either the Funds or the Accounts over which Mr. Barakett has investment discretion, including without limitation (i) 281,425 Shares issuable upon conversion of the Note (as defined in Item 6 below) (assuming conversion at the initial conversion price of $10.66 per Share) and (ii) 70,356 Shares issuable upon exercise of the Warrant (as defined in Item 6 below) (assuming conversion at the initial conversion price of $11.10 per Share).

The aggregate purchase price for the 4,060,052 Shares that Mr. Barakett is currently deemed to beneficially own is $30,890,150. The aggregate principal amount of the Note is $3,000,000. The Warrants were issued in connection with the Note, and no separate payment was made to the Issuer for the issuance of such Warrants. The Options were granted to Mr. Barakett, in consideration for his services as a director of the Issuer, without payment.

The funds for the purchase of the Shares held by the Funds or the Accounts beneficially owned by Mr. Barakett have come from the working capital of the Funds or the Accounts. The working capital of these entities includes the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley Dean Witter & Co., such loans being secured by the securities owned by them. For a description on how the Warrants and the Note were acquired, see Item 6 below. The Options were issued to Mr. Barakett for his services as a director of the Issuer pursuant to the Champps Entertainment, Inc. 1997 Stock Option and Incentive Plan and the 2003 Stock Option and Incentive Plan.

Item 4. Purpose of Transaction

(a) through (j) The Shares owned or deemed to be beneficially owned by Mr. Barakett were acquired for, and are being held for, investment purposes. Mr. Barakett has no plan or proposal which relates to, or would result in, any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Mr. Barakett, on behalf of the Funds and the Accounts, reserves the right to purchase additional Shares or to dispose of the Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future and to take whatever action with respect to the Shares beneficially owned by Mr. Barakett as he deems to be in the best interests of the Funds and the Accounts.

Item 5. Interest in Securities of the Issuer

(a) and (b) Based on the Issuer’s Quarterly Report on Form 10-Q for the period ended March 28, 2004, as of April 27, 2004, there were 12,812,332 Shares outstanding. Mr. Barakett is deemed to beneficially own and hold sole dispositive power over (i) 4,060,052 Shares (30.8%) and (ii) 387,781 Shares (2.9%) issuable upon exercise of the Options, the Note and the Warrants, which are deemed to be outstanding for the purposes of this Amendment No. 30. Therefore, Mr. Barakett may be deemed to beneficially own in the aggregate 4,447,833 Shares (33.7%) of the outstanding Shares.

Although there may be from time to time individual Funds or Accounts for which more than 5% of the outstanding Shares are held, they do not have the power to vote, direct the vote, dispose of or direct the disposition of the Shares that they own and therefore are not deemed to be beneficial owners of the Shares. Furthermore, Mr. Barakett disclaims beneficial ownership within the meaning of Rule 16a-1(a)(2) of the Act in the Shares owned by the Funds and the Accounts, except to the extent, if any, of his pecuniary interest therein.

(c) All transactions in the Shares set forth in Exhibit A attached hereto were effected during the past 60 days on behalf of a Fund or an Account over which Mr. Barakett has investment discretion.

(d) Atticus Global Advisors Ltd., a Fund whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 12.8% of the Shares (1,670,308 Shares). NR Securities, Ltd., an Account whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 9.2% of the Shares (1,178,650 Shares). Atticus International Fund, Ltd., a Fund whose Shares are deemed to be beneficially owned by Mr. Barakett, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 6.5% of the Shares (841,875 Shares).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated as of December 12, 2002, by and among the Issuer, Atticus Capital and various other investors, on December 16, 2002, Atticus Capital purchased, and subsequently transferred to certain Funds, a 5.50% Convertible Subordinated Note due 2007 of the Issuer in the aggregate principal amount of $3,000,000 (the “Note”) and received warrants to purchase 70,356.4728 Shares (the “Warrants”).

The Note bears interest at 5.50% interest per annum, payable semi-annually, matures on December 15, 2007 and, subject to the terms and conditions of the Note, is convertible at the option of the holder at any time prior to maturity into Shares, initially at a conversion price of $10.66 per share, subject to adjustment upon certain events.

Each Warrant is exercisable for one Share at an initial exercise price of $11.10 per Share, subject to adjustment upon certain events. Subject to the terms and conditions of the Warrants, the Warrants are exercisable (in whole or in part) at any time on or before December 15, 2007, unless earlier terminated at the Issuer’s option upon the occurrence of certain events.

Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of December 12, 2002, the Issuer filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3 on December 30, 2002 and an Amendment No. 1 to the Registration Statement on Form S-3 on January 7, 2003, covering the resale of the Shares issuable upon conversion of the Note and the Warrants.

References to and descriptions of the Purchase Agreement, Note, Warrants and Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the text of the Purchase Agreement, Note, Warrants and Registration Rights Agreement, which are filed as Exhibits A-2, A-3, A-4 and A-5, respectively, to this Amendment No. 30 of Schedule 13D and are incorporated by reference in their entirety in this Item 6.

The Options held by Mr. Barakett are subject to the 2003 Stock Option and Incentive Plan and the 1997 Stock Option and Incentive Plan of the Issuer (the “Plans”), a copy of each of which was filed as Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2003 and Exhibit 10.4 to the Issuer’s Registration Statement on Form 10 filed with the SEC on June 3, 1997, respectively, and are subject to Non-Qualified Stock Option Agreements, the form of which is filed as Exhibit A-1 to this Amendment No. 30 of Schedule 13D and is incorporated herein by reference in its entirety.

Item 7. Material to Be Filed as Exhibits

In addition to the documents listed below which are filed (or incorporated by reference) as exhibits to this Amendment No. 30 of the Schedule 13D, the Reporting Person has filed from time to time certain other documents relating to its ownership of the Shares as exhibits to the original filing of or prior amendments to this Schedule 13D. All such previously filed exhibits to this Schedule 13D are hereby incorporated by reference in its entirety.

Exhibit A	Schedule of Transactions

Exhibit A-1	Form of Non-Qualified Stock Option Agreement for Timothy R. Barakett filed as Exhibit B-18 to Amendment 18 and incorporated herein by reference.

Exhibit A-2	Securities Purchase Agreement, dated as of December 12, 2002, by and among the Issuer and the Buyers as defined therein is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed December 16, 2002.

Exhibit A-3	Form of 5.50% Convertible Subordinated Note due 2007 is incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed December 29, 2002.

Exhibit A-4	Form of Warrant to Purchase Common Stock is incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed December 16, 2002.

Exhibit A-5	Form of Registration Rights Agreement, dated as of December 12, 2002, by and among the Issuer, U.S. Bancorp Piper Jaffray, Inc. and the Buyers as defined therein is incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed December 16, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2004

TIMOTHY R. BARAKETT
/s/ Timothy R. Barakett

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/smbus/forms/13d.htm
Last update: 02/22/2000